SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 26, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, September 26, 2019 regarding “Ericsson estimates costs for resolving investigations by U.S. authorities at SEK 12 b. and makes provision in third quarter”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: September 26, 2019

PRESS RELEASE September 26, 2019

Ericsson estimates costs for resolving investigations by U.S. authorities at SEK 12 b. and makes provision in third quarter

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As previously disclosed, Ericsson has been co-operating voluntarily with investigations by the United States Securities and Exchange Commission (SEC) and with the United States Department of Justice (DOJ) regarding the Company’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA).

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Ericsson makes a SEK 12 b. provision related to resolving the investigations, that will impact the third quarter 2019 results, to cover an estimated monetary sanction of USD 1.0 b, plus other related costs. The process to find a resolution is still ongoing.

As previously disclosed, Ericsson (NASDAQ: ERIC) has been co-operating voluntarily since 2013 with an investigation by the United States Securities and Exchange Commission (SEC) and, since 2015, with an investigation by the United States Department of Justice (DOJ) into Ericsson’s compliance with the U.S. Foreign Corrupt Practices Act (FCPA) and the process is still ongoing. The investigation covers a period ending Q1 2017 and revealed breaches of the Company’s Code of Business Ethics and the FCPA in six countries: China, Djibouti, Indonesia, Kuwait, Saudi Arabia and Vietnam.

The company previously communicated that the resolution of the investigations will result in material financial and other measures. While Ericsson cannot comment in detail on the ongoing process with the U.S. authorities, the Company can with current visibility now estimate the cost and thus make a provision, which will impact the third quarter 2019 results by SEK 12 b. The provision constitutes the Company’s current estimate of expenditure related to resolving the U.S. investigations, of which the combined monetary sanctions from SEC and DOJ is estimated at USD 1 b., and the remainder pertains to other costs related to resolving the investigation. The provision will be booked as Other Operating Expenses in the income statement of Segment Emerging Business and Other.

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PRESS RELEASE September 26, 2019

In the course of the investigations, the Company identified breaches of its Code of Business Ethics and the FCPA. It is the Company’s assessment that the breaches are the result of several deficiencies, including a failure to react to red flags and inadequate internal controls which enabled a limited number of employees to actively circumvent internal controls for illegitimate purposes. Disciplinary measures, including terminations where appropriate, have been taken against identified individuals determined to have breached the Code of Business Ethics. Ericsson has acted to address shortcomings and is significantly enhancing its Ethics & Compliance program, to ensure that the Company is equipped to do business the right way. As the process is still ongoing, Ericsson is not able to, and will not make, any further comments.

Börje Ekholm, President and CEO, says: ”Over the last two years we have operationally turned around our company and established a strong portfolio and competitive cost structure. With today’s announcement we confront another legacy issue and take the next step in resolving it. We have to recognize that the Company has failed in the past and I can assure you that we work hard every day to build a stronger Ericsson, where ethics and compliance are cornerstones in how we conduct business. Over the past two years, we have made significant investments in our ethics and compliance program including our investigative capabilities and have taken actions against employees who have transgressed our values and standards.”

Ronnie Leten, Chairman of the Board of Directors, says: “This has been a formative process for the company. We have worked closely with the Executive Team in enhancing Ericsson’s ethics and compliance program. We are impressed by their conviction in addressing shortcomings and are confident in their ability to deliver on our strategy.”

Based on a thorough internal and external assessment of its Ethics and Compliance program, the Company has implemented significant reforms to address identified gaps and further strengthen the program. This work is still ongoing, and Ericsson will remain relentless in striving to improve and safeguard a strong ethical and compliance culture throughout the company.

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PRESS RELEASE September 26, 2019

Addition to Risk Factors (as published in Annual and Quarterly Reports):

In addition to the estimated costs related to resolving the investigations, Ericsson could experience reputational harm and other negative consequences as a result of these matters. For example, customers or suppliers may reconsider their relationships with the Company, or governmental and regulatory authorities in the relevant jurisdictions or elsewhere could seek to penalize the Company or place restrictions on its operations. Harm to reputation, or any resulting disruption in customer or supplier relationships, could have a material adverse impact on Ericsson’s business.

About the Foreign Corrupt Practices Act (FCPA)

The Foreign Corrupt Practices Act (FCPA) is a United States law consisting of both anti-bribery provisions and accounting transparency provisions.

Anti-Bribery Provisions: It is unlawful to provide anything of value to a foreign government official in order to obtain or retain business.

Accounting Transparency Provisions: Every company listed on a U.S. stock exchange must maintain accurate and detailed books and records; maintain an internal control system to ensure accuracy of those books and records, and prevent illegal activity. Failure to meet these provisions, characterized as “books and records” and “internal controls”, can result in charges regardless of whether there is evidence of bribery.

Conference call for journalists, analysts and investors

The company will hold a conference call for journalists, financial analysts and investors. Börje Ekholm, President and CEO, Carl Mellander, CFO, and Xavier Dedullen, Chief Legal Officer will make brief comments and take questions.

The conference call will begin Thursday, September 26, at 09:00 CEST (08:00 BST in London, 03:00 EDT in New York and 16:00 JST in Tokyo).

To join the conference call, please phone one of the following numbers:

Sweden: +46 856642651 (Toll-free Sweden: 0200883685)

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PRESS RELEASE September 26, 2019

International/UK: +44 3333000804 (Toll-free International/UK: 08003589473)

US: +1 6319131422 (Toll-free US: +18558570686)

PIN code: 77148375#

Replay:

Replay of the conference calls will be available from about one hour after it has ended.

Sweden replay number: +46 8-519 993 85

International replay number: +44 (0) 333 300 0819

PIN code: 301296217#

NOTES TO EDITORS:

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MORE INFORMATION AT:

Ericsson Newsroom

FOR FURTHER INFORMATION, PLEASE CONTACT

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 10 714 64 99

E-mail: peter.nyquist@ericsson.com

Additional contacts

Stella Medlicott, Senior Vice President, Head of Marketing & Corporate Relations

Phone: +46 10 713 65 39

E-mail: media.relations@ericsson.com

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PRESS RELEASE September 26, 2019

Investors

Stefan Jelvin, Director, Investor Relations

Phone: +46 10 714 20 39

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director, Investor Relations

Phone: +46 10 714 54 00

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President, Head of Brand & Communications

Phone: +46 10 719 97 27

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

About Ericsson

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

– Our goals, strategies, planning assumptions and operational or financial performance expectations

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PRESS RELEASE September 26, 2019

– Industry trends, future characteristics and development of the markets in which we operate

– Our future liquidity, capital resources, capital expenditures, cost savings and profitability

– The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

– The ability to deliver on future plans and to realize potential for future growth

– The expected operational or financial performance of strategic cooperation activities and joint ventures

– The time until acquired entities and businesses will be integrated and accretive to income

– Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2018.

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PRESS RELEASE September 26, 2019

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 01:00 CEST on September 26, 2019.

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